Exhibit 99.1

CERAGON NETWORKS LTD. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2013

IN U.S. DOLLARS

UNAUDITED

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	Note	December 31, 2012	September 30, 2013
			Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$47,099	$40,582
Short-term bank deposit		422	321
Trade receivables (net of allowance for doubtful accounts of $ 5,435 and $ 5,651 (unaudited) at December 31, 2012 and September 30, 2013, respectively)		149,120	128,766
Other accounts receivable and prepaid expenses		38,743	37,529
Deferred tax assets, net		8,589	2,651
Inventories	6	65,554	57,438

Total current assets		309,527	267,287

NON-CURRENT ASSETS:
Marketable securities	5	4,068	3,923
Deferred tax assets, net		9,140	10,984
Severance pay and pension fund		7,163	7,673
Other non-current assets		4,964	4,882

PROPERTY AND EQUIPMENT, NET		33,642	36,403

INTANGIBLE ASSETS, NET		9,809	7,866
GOODWILL	7	15,283	15,061

Total long-term assets		84,069	86,792

Total assets		$393,596	$354,079

The accompanying notes are an integral part of the condensed consolidated financial statements

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	Note	December 31, 2012	September 30, 2013
			Unaudited
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Current maturities of long-term loan	8	$8,232	$8,232
Short-term loans	8	17,000	40,990
Trade payables		102,079	81,041
Deferred revenues		16,719	8,501
Other accounts payable and accrued expenses		36,090	39,421

Total current liabilities		180,120	178,185

LONG-TERM LIABILITIES:
Long-term loan, net of current maturities	8	18,536	12,362
Accrued severance pay and pensions		12,311	12,818
Other long-term liabilities		38,920	35,969

Total long-term liabilities		69,767	61,149

COMMITMENTS AND CONTINGENT LIABILITIES	9

SHAREHOLDERS' EQUITY:	10
Share capital -
Ordinary shares of NIS 0.01 par value -
Authorized: 60,000,000 shares at December 31, 2012 and September 30, 2013; Issued: 40,046,691 and 40,338,691 shares at December 31, 2012 and September 30, 2013, respectively; Outstanding: 36,565,168 and 36,857,168 shares at December 31, 2012 and September 30, 2013, respectively		98	98
Additional paid-in capital		318,106	322,025
Treasury shares at cost – 3,481,523 Ordinary shares as of December 31, 2012 and September 30, 2013, respectively.		(20,091)	(20,091)
Accumulated other comprehensive loss, net of taxes		(490)	(1,272)
Accumulated deficit		(153,914)	(186,015)

Total shareholders' equity		143,709	114,745

Total liabilities and shareholders' equity		$393,596	$354,079

The accompanying notes are an integral part of the condensed consolidated financial statements

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except per share data)

	Nine months ended September 30,
	2012	2013
	Unaudited

Revenues	$339,802	$272,280
Cost of revenues	236,552	187,792

Gross profit	103,250	84,488

Operating expenses:
Research and development, net	35,480	32,553
Selling and marketing	58,762	50,637
General and administrative	20,594	18,668

Total operating expenses	$114,836	$101,858

Operating loss	11,586	17,370

Financial expenses, net	2,609	8,856

Loss before taxes on income	14,195	26,226

Taxes on income	796	5,875

Net loss	$14,991	$32,101

Net loss per share:

Basic and diluted net loss per share	$0.41	$0.87

Weighted average number of ordinary shares used in computing basic and diluted net loss per share	36,397,410	36,736,417

The accompanying notes are an integral part of the condensed consolidated financial statements.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands (except per share data)

	Nine months ended September
	2012	2013
	Unaudited

Net loss	$14,991	$32,101

Other comprehensive loss:

Change in foreign currency translation adjustment	778	1,023

Available-for-sale investments:
Change in net unrealized (gains) losses	191	(161)
Reclassification adjustment for net losses included in net income	57	97
Net change	248	(64)

Cash flow hedges:
Change in net unrealized gains	(348)	(882)
Reclassification adjustment for net (gains) losses included in net income	(165)	705
Net change (net of tax effect of $185, and $24)	(513)	(177)

Other comprehensive loss	513	782

Total of comprehensive loss	$15,504	$32,883

The accompanying notes are an integral part of the condensed consolidated financial statements

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share and per share data)

	Ordinary shares	Share capital	Additional paid-in capital	Treasury shares at cost	Accumulated other comprehensive income (loss)	Accumulated deficit	Total shareholders' equity

Balance as of January 1, 2012	36,324,997	$97	$311,911	$(20,091)	$(343)	$(130,523)	$161,051

Exercise of options	240,171	1	735	-	-	-	736
Share-based compensation expense	-	-	5,460	-	-	-	5,460
Other comprehensive loss, net	-	-	-	-	(147)	-	(147)
Net loss	-	-	-	-	-	(23,391)	(23,391)

Balance as of December 31, 2012	36,565,168	98	318,106	(20,091)	(490)	(153,914)	143,709

Exercise of options (unaudited)	292,000	-	1,145	-	-	-	1,145
Share-based compensation expense (unaudited)	-	-	2,774	-	-	-	2,774
Other comprehensive loss, net (unaudited)	-	-	-	-	(782)	-	(782)
Net loss (unaudited)	-	-	-	-	-	(32,101)	(32,101)

Balance as of September 30, 2013 (unaudited)	36,857,168	98	322,025	(20,091)	(1,272)	(186,015)	114,745

The accompanying notes are an integral part of the condensed consolidated financial statements.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands (except share and per share data)

	Nine months ended September 30,
	2012	2013
	Unaudited
Cash flows from operating activities:
Net loss	$(14,991)	$(32,101)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	11,228	11,656
Share-based compensation expense	4,245	2,774
Accrued severance pay and pensions, net	(59)	(3)
Decrease in accrued interest, exchange rate on bank deposits,
accrued interest and amortization of premium on marketable securities	(187)	(19)
Decrease (increase) in trade receivables, net	(37,096)	20,502
Increase in other accounts receivable and prepaid expenses	(2,425)	(168)
Decrease in inventories, net of write-off	28,809	7,493
Increase (decrease) in trade payables	23,443	(17,472)
Decrease in deferred revenues	(16,419)	(8,218)
Decrease (increase) in deferred tax asset, net	(419)	3,743
Decrease in other accounts payable and accrued expenses (including other long term liabilities)	(6,005)	(1,597)
Net cash used in operating activities	(9,876)	(13,410)

Cash flows from investing activities:
Purchase of property and equipment	(10,213)	(11,706)
Investment in short-term bank deposits	(1,266)	(255)
Proceeds from maturities of short-term bank deposits	7,920	336
Proceeds from sale of marketable securities, net	9,717	301
Net cash provided by (used in) investing activities	6,158	(11,324)

Cash flows from financing activities:
Proceeds from short-term loans from financial institutions	25,000	25,990
Repayment of bank loan	(6,174)	(8,174)
Proceeds from exercise of options	734	1,145
Net cash provided by financing activities	19,560	18,961

Effect of exchange rate changes on cash	(482)	(744)

Increase (decrease) in cash and cash equivalents	15,360	(6,517)

Cash and cash equivalents at the beginning of the year	28,991	47,099

Cash and cash equivalents at the end of the year	$44,351	$40,582

The accompanying notes are an integral part of the condensed consolidated financial statements.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL

a.
Ceragon Networks Ltd. ("the Company") is a high-capacity wireless hauling specialist.  It provides wireless hauling solutions that enable cellular operators and other wireless service providers to deliver voice and data services, enabling smart-phone applications such as Internet browsing, social networking applications, image sharing, music and video applications.  Its wireless backhaul solutions use microwave technology to transfer large amounts of telecommunication traffic between base stations and small-cells and the core of the service provider’s network.  The Company also provides fronthaul solutions that use microwave technology for ultra-high speed, ultra-low latency communication between LTE/LTE-Advanced base stations and remote radio heads.

The Company's solutions support all wireless access technologies, including LTE-Advanced, LTE, HSPA, EV-DO, CDMA, W-CDMA and GSM. The Company's systems also serve evolving network architectures including all-IP long haul networks.

The Company sells its products through a direct sales force, systems integrators, distributors and original equipment manufacturers.

The Company has fourty five wholly-owned subsidiaries worldwide. The subsidiaries provide research and development, marketing, manufacturing, distribution, sales and technical support to the Company's customers worldwide.

b.
During the fourth quarter of  2012, the Company initiated a restructuring plan to improve its operating efficiency. The restructuring expenses include mainly severance and other compensation related expenses associated with the termination of employment under a restructuring plan and office lease termination costs. The total restructuring costs associated with exiting activities of the Company for the year ended December 31, 2012 were $ 4,608 recorded in operating expenses, as restructuring costs. As of December 31, 2012 and September 30, 2013, the total liability balance for the restructuring plan was $ 3,712 and $ 1,231, respectively.

c.
During the fourth quarter of  2013, the Company initiated a restructuring plan to reduce its operating cost and improve its efficiency, mainly by realigning teams on enhancing the newly released IP-20 platform, consolidating or relocating certain offices and reducing staff functions and some operations positions, as well as other measures. The restructuring expenses include mainly severance and other compensation related expenses associated with the termination of employment under a restructuring plan and facilities related expenses for office closing and consolidations.

d.	ASC No. 740 "Income Taxes" requires that a valuation allowance be established when it is more likely than not that all or a portion of deferred tax assets will not be realized.

As part of the process of preparing the unaudited condensed consolidated financial statements, the Company is required to estimate income taxes and deferred income tax assets in each of the jurisdictions in which it operates. During the nine-months period ended September 30, 2013 the Company has reviewed all available positive and negative evidence needs to be considered, including a Company's performance, projections regarding the near-term revenues and profitability, the changing business environment of the worldwide microwave radio and telecommunication markets, the market environment in which the company operates, the Company's ability to utilize  tax loss carryforward and the length of carryback and carryforward periods. The Company identified several developments in certain jurisdictions and accordingly, the Company determined that available tax strategies and projections were sufficient to support a deferred tax asset of $13,635. Consequently, the Company recorded an adjustment of valuation allowance for income taxes of $ 4,037 with a corresponding reduction to the tax asset.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

e.
In March 2013, the Company entered into a syndicated credit agreement (the “Credit Facility”) with four financial institutions. Such agreement provides the Company with revolving credit facilities in the form of loans and bank guarantees, under which an aggregate sum of up to $73.5 million of credit loans and up to $40.2 million of bank guarantees shall be available. The Credit Facilities shall terminate, and all borrowings shall be repaid, upon March 14, 2016. Repayment may be accelerated by the financial institutions in certain events of default including in insolvency events, failure to comply with financial covenants or an event in which a current or future shareholder acquires control (as defined under the Israel Securities Law) of the Company. The financial covenants are mainly based on financial ratios that are related to the Company's total shareholders' equity, financial debt, trade receivables balance and working capital (see also note 8). As of September 30, 2013 the outstanding Credit Facility is $91.6 million, under which $61.6 million are credit loans and $30.0 are bank guarantees.

During the nine month period ended September 30, 2013, the Company incurred operating losses and negative cash flows from operating activities amounting to $17,370 and $13,410, respectively. As of September 30, 2013, the Company had $44,826 in cash and cash equivalents, short term bank deposits and long-term marketable securities, out of which $18,159 are located in Argentina and Venezuela. These countries are regulated for foreign currency exchange which impairs the availability of that cash outside of these countries.

Subsequent to the balance sheet date, the Company announced that it will realign its operations, reduce head count and undertake other cost reduction measures in order to improve profitability. Furthermore, the Company has amended its Credit Facility arrangements to adjust the financial covenants and applicable interest rates to better reflect new operational results of the Company following the cost reduction plan. The amendment shall be applied until October 1, 2014.  Subsequently, the original covenants will be restored. As of the date of the financial statements the Company meets the covenants in the Credit Facility, and expects to continue to meet them based on the amended agreement. In addition, the Company is evaluating other alternatives to obtain liquidity resources in order strengthen its liquidity resources.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.
The significant accounting policies applied in the annual financial statements of the Company as of December 31, 2012 are applied consistently in these financial statements. For further information, refer to the consolidated financial statements as of December 31, 2012.

b.	Basis of Consolidation

The condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation.

NOTE 3:-	UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The Condensed Consolidated Balance Sheet as of December 31, 2012, is derived from the audited Consolidated Financial Statements for the year ended December 31, 2012.

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. Accordingly, they do not include all the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included.

The preparation of the financial statements and related disclosures in accordance with U.S. GAAP requires the Company to make judgments, assumptions, and estimates that affect the amounts reported in the Condensed Consolidated Financial Statements and the accompanying notes. Actual results could differ materially from those estimates under different assumptions or conditions. Operating results for the nine-month period ended September 30, 2013 are not necessarily indicative of the results that may be expected for the year ending December 31, 2013.

For further information, refer to the consolidated financial statements and footnotes thereto, included in the Company's annual report on Form 20-F for the year ended December 31, 2012.

NOTE 4:-	FAIR VALUE MEASURMENTS

The Company applies ASC 820, "Fair Value Measurements and Disclosures". Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:-	FAIR VALUE MEASURMENTS (Cont.)

The hierarchy is broken down into three levels based on the inputs as follows:

Level 1 - Valuations based on quoted prices in active markets for identical assets that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2 - Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary from investment to investment and is affected by a wide variety of factors, including, for example, the type of investment, the liquidity of markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment and the investments are categorized as Level 3.

The following methods and assumptions were used by the Company and its subsidiaries in estimating their fair value disclosures for financial instruments:

The carrying amounts of cash and cash equivalents, short-term bank deposits, trade receivables, other accounts receivable, trade payables, and other accounts payable approximate their fair values due to the short-term maturities of such instruments.

The marketable securities fair value, based on quoted market prices, classified within Level 1 (see also note 5).

The derivative instruments are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:-	FAIR VALUE MEASURMENTS (Cont.)

The Company's financial assets (liabilities) measured at fair value on a recurring basis, excluding accrued interest components, consisted of the following types of instruments:

	As of December 31, 2012
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total

Marketable securities	$4,068	$-	$-	$4,068
Derivatives designated as hedging instrument	-	533	-	533
Pension liability, net	-	-	(2,247)	(2,247)

Total assets (liabilities)	$4,068	$533	$(2,247)	$2,354

	As of September 30, 2013
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total

Marketable securities	$3,923	$-	$-	$3,923
Derivatives designated as hedging instrument	-	506	-	506
Pension liability, net	-	-	(2,142)	(2,142)

Total assets (liabilities)	$3,923	$506	$(2,142)	$2,287

NOTE 5:-   MARKETABLE SECURITIES

The following is a summary of marketable securities at December 31, 2012 and September 30, 2013:

	December 31, 2012			September 30, 2013
	Amortized	Gross unrealized	Fair market	Amortized	Gross unrealized	Fair market
	Cost	gains	value	cost	gains	value

Corporate debentures	$204	$99	$303	$-	$-	$-
Government bonds	3,515	250	3,765	3,519	404	3,923

	$3,719	$349	$4,068	$3,519	$404	$3,923

The aggregate maturities of marketable securities for years subsequent to September 30, 2013 are for periods between one to three years. The fair market value in the amount of $ 3,923 is comprised from an amortized cost and  gross unrealized gain in the amount of  $ 3,519 and $ 404, respectively.

During the nine months ended September 30, 2012 and 2013 the Company recorded net proceeds from sales and maturity of these securities in amount of $ 9,717 and $ 301 (unaudited), respectively and income from sale of marketable securities in an amount of $ 57 and $ 97 (unaudited), respectively.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:-	INVENTORIES

	December 31,	September 30,
	2012(*)	2013
		Unaudited
Raw materials	$14,268	$13,421
Work in progress	2,633	404
Finished products	48,653	43,613

	$65,554	$57,438

(*) Reclassified

Finished products include products shipped to customers for which revenues were not recognized as of September 30, 2013. Such products amounted to $ 19,266 and $ 13,734 (unaudited) at December 31, 2012 and September 30, 2013, respectively.

Inventory write-off provision as of December 31, 2012 and September 30, 2013 amounted of $ 2,887 and $ 3,157 (unaudited), respectively.

NOTE 7:-	GOODWILL

The changes in the carrying amount of goodwill for the year ended December 31, 2012 and the nine months ended September 30, 2013 are as follows:

January 1, 2012	$14,593
Functional currency translation adjustments (1) (2) (3)	690

December 31, 2012	$15,283
Functional currency translation adjustments (3)	(222)

September 30, 2013	$15,061

(1)	The allocation period of Nera's acquisition ended in July 2012.
(2)	Adjustment of goodwill related to acquisition of Nera.
(3)
Foreign currency translation differences resulting from goodwill allocated to subsidiaries,whose functional currency has been determined to be other than the U.S. dollar and adjustment related to provisions.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	LOAN AND CREDIT LINE

In 2011 the Company entered into a loan agreement with Bank Hapoalim Ltd. (the "Loan Agreement") for a loan in the principal amount of $ 35,000 (the “Loan”).

The Loan Agreement provides that the principal amount of $ 35,000 bear effective interest at a rate of Libor + 3.15%, which Libor is updated every three months. As of September 30, 2013 the accrued interest is $ 76 and is recorded as part of the accrued expenses. The principal amount is to be repaid in 17 quarterly installments from February 19, 2012, through February 19, 2016 and the interest is to be paid in quarterly payments starting as of February 19, 2011.

The loan is secured by a floating charge over all Company assets as well as several customary fixed charges on specific assets and subject to certain financial covenants.

In March 2013, the Company was provided with a Credit Facility by four financial institutions. Such agreement provides the Company with revolving credit facilities, under which a sum of up to $40.2 million in the form of bank guarantees and $73.5 million in the form of loans shall be available. The new agreement replaced all of the Company’s previously existing credit facilities (and with respect to the Loan  provides the same interest and repayment installments set forth in the Loan Agreement), including the Loan Agreement. Each portion of the Credit Facility will be operated by its furnishing financial institution.

Borrowings and repayments shall be made directly with the relevant financial institution. Any amounts repaid during the term of the Credit Facility may be re-borrowed up to the amount available under the loan segment of the Credit Facility. In the framework of the Credit Facility, the Company undertook certain financial and other covenants. The Credit Facility shall terminate, and all borrowings shall be repaid, upon March 14, 2016.

As of September 30, 2013, the Company utilized $ 91.6 million out of $ 113.7 million of loans and bank guarantees available under the Credit Facility. During the period ending on September 30, 2013, the Credit Facility carried interest rates of Libor+2.90% to Libor+3.5%.

The Company undertook to maintain certain financial and other covenants regarding the above loan and Credit Facility. The financial covenants are mainly based on financial ratios that are related to the Company's total shareholders' equity, financial debt, trade receivables balance and working capital. Repayment of the Loan and Credit Facility may be accelerated by the financial institutions in certain events of default including in insolvency events, failure to comply with the financial covenants and an event whereby the Company will no longer be a traded company.

For details regarding change in financial covenants and interest rates after the balance sheet date, see note 1e.

The maturities of the principal amount of the Loan for periods after September 30, 2013 are as follows:

2013	$2,058
2014	8,232
2015	8,232
2016	2,072
$20,594

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Lease commitments:

The Company and its subsidiaries lease their facilities and motor vehicles under various operating lease agreements that expire on various dates. Aggregate minimum rental commitments under non-cancelable leases at September 30, 2013, were as follows:

Year ended December 31,	Facilities	Motor vehicles	Total

2013	1,518	359	1,877
2014	3,024	1,140	4,164
2015	2,595	648	3,243
2016	2,450	363	2,813
2017 and thereafter	2,984	-	2,984
	12,571	2,510	15,081

Expenses for lease of facilities for the nine months ended September 30, 2013 and 2012 were approximately $ 5,186 (unaudited) and $ 5,233, respectively.
Expenses for the lease of motor vehicles for the nine months ended September 30, 2013 and 2012 were approximately $ 1,774 (unaudited) and $ 1,569, respectively.

b.	Charges and guarantees:

As of September 30, 2013, the Company provided bank guarantees in an aggregate amount of $ 29,997 (which counts as part of its credit line) with respect to tender offer guarantees and performance guarantees to its customers.

c.	Litigations:

The Company is currently involved in various claims and legal proceedings. The Company reviews the status of each matter and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the Company accrues a liability for the estimated loss.

The Company cannot estimate the exposure amount, and in any case, these allegations have not resulted in any action brought against the Company. The Company's management does not believe that it is probable that the above mentioned allegations will result in a loss to the Company. Accordingly, no provision was recorded with respect to these allegations.

d.	Indirect taxes:

The Company recorded a provision for indirect tax liabilities in Latin America, mainly to VAT and Custom duties for the year ended December 31, 2012 and the nine month period ended September 30, 2013, in the amount of approximately $26.9 and $24.9 million, respectively. In addition to the amount currently reserved, the Company may be subject to loss contingencies related to these matters estimated to be up to an additional $26 million. The Company believes that such undiscounted unreserved losses are reasonably possible but are not currently considered to be probable of occurrence.

CERAGON NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	SHAREHOLDERS' EQUITY

During the nine months ended September 30, 2013, the Company's Board of Directors granted 675,834 options and 33,000 Restricted Share Units (RSU’s) to employees and directors to purchase 708,834 Ordinary shares of the Company. The exercise prices for the options are from $ 3.48 to $ 4.76 per share, with vesting to occur in up to 4 years.

During the nine months ended September 30, 2012 and 2013 the Company recorded share based compensation in total amount of $ 4,245 and $ 2,774, respectively.

During the year ended  December 31, 2012, 240,171 options were exercised at a weighted average exercise price of $ 3.04.

During the nine months ended  September 30, 2013, 292,000 options were exercised at a weighted average exercise price of $ 3.92.

As of September 30, 2013, the total unrecognized estimated compensation cost related to non-vested stock options granted prior to that date was $ 3,378, which is expected to be recognized over a weighted average period of approximately one year.

NOTE 11:-	SUBSEQUENT EVENTS

a.	The Company initiated a restructuring plan during the fourth quarter of 2013. For details, see note 1c.

b.	Subsequent to the balance sheet date, the Company signed with the financial institutions on an amendment to the Credit Facility. For details, see note 1e.

c.
Subsequent to the balance sheet date , and as part of the 2013 Restructuring Plan, The Company’s Board of Directors has authorized a grant of up to 1.2 million RSU’s under our Amended and Restated Share Option and RSU Plan.

d.
On November 3, 2013, the Company’s Board of Directors approved a grant to employees of options and RSU’s to purchase a total of 144,667 Ordinary Shares. Such options and RSU’s shall vest over a period of 4 years commencing on the above date.